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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                       AMENDMENT NO. 1 TO SCHEDULE 13E-4
                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                        ALLIANCE CAPITAL MANAGEMENT L.P.
                  (Name of issuer and person filing statement)

                     Units of Limited Partnership Interest
                         (Title of class of securities)

                                   018548107
                     (CUSIP number of class of securities)

                                DAVE H. WILLIAMS
                    ALLIANCE CAPITAL MANAGEMENT CORPORATION
                          1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 969-1000
                 (Name, address and telephone number of person
                authorized to receive notices and communications
                   on behalf of the person filing statement)


                                   Copies to:
      Phillip R. Mills, Esq.                     David R. Brewer, Jr., Esq.
      Davis Polk & Wardwell                  Alliance Capital Management L.P.
      450 Lexington Avenue                     1345 Avenue of the Americas
    New York, New York 10017                     New York, New York 10105
         (212) 450-4000                               (212) 969-1000

                               September 30, 1999
     (Date tender offer first published, sent or given to security holders)

                           CALCULATION OF FILING FEE
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      Transaction Valuation*                         Amount of Filing Fee
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         $938,525,000                                       $260,910
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*Determined pursuant to Rule 0-11(b)(1). Based upon the market value of the maximum number of Alliance Capital Management L.P. units to be received by Alliance Capital Management L.P. in the exchange (34,600,000 units) as established by the average of the high and low sales prices of the Alliance Capital Management L.P. units on September 24, 1999 on the consolidated tape, which was $27.1250.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:     (a) $ 91,790                        Filing Party:   (a) Alliance Capital Management L.P.
                            (b) $218,990                                        (b) Alliance Capital Management L.P. II
Form or Registration No.:   (a) Preliminary Proxy Statement     Date Filed:     (a) April 22, 1999
                                  on Schedule 14A
                            (b) Registration No. 333-84477                      (b) August 3, 1999

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



     This Amendment No. 1 amends the statement Schedule 13E-4 (the "Schedule 13E-4") of Alliance Capital Management L.P. filed on September 30, 1999.

     Item 8.  Additional Information.

     Item 8(d) of the Schedule 13E-4 is hereby amended in its entirety to read as follows:

     (d) On September 29, 1999, R.S.M. Inc. and Mel Mohr, trustee for the Irene Mohr Revocable Trust (the "Plaintiffs"), on behalf of themselves and other unitholders of Alliance Holding, filed a purported class action complaint in the Court of Chancery of the State of Delaware in and for New Castle County (the "Court") against Alliance Holding, Alliance Capital, Alliance Capital Management Corporation (the "General Partner"), Dave H. Williams, Bruce W. Calvert, Robert H. Joseph, Jr. and John D. Carifa (together with Alliance Holding, Alliance Capital and the General Partner, the "Defendants").

     The complaint seeks, among other things, to: (1) declare the action to be a proper class action and to designate Plaintiffs as representatives of the class and their counsel as class counsel; (2) declare that the amended and restated agreement of limited partnership of Alliance Holding was not adopted by the vote of partners and unitholders required under the existing Alliance Holding partnership agreement; (3) enjoin the consummation of the reorganization and the exchange offer; (4) direct Defendants to pay to Plaintiffs and the class all damages allegedly caused to them and to account for all profits and any special benefits obtained by Defendants as a result of their allegedly unlawful conduct; and (5) award to Plaintiffs their costs and disbursements of the action, including reasonable fees and expenses of Plaintiffs' attorneys and experts.

     The complaint alleges, among other things, that: (1) the amended and restated Alliance Holding partnership agreement adversely affects the existing rights and benefits of Alliance Holding unitholders and was not approved by the requisite number of unitholders; (2) Defendants' major and undisclosed purpose in proposing the reorganization is to take Alliance Holding private at a substantial discount; (3) Defendants violated their common law duties of loyalty, care and candor to Alliance Holding unitholders by recommending the reorganization, which the complaint alleges diminishes the public float for Alliance Holding units to the detriment of Alliance Holding unitholders and therefore is neither fair nor in the best interests of unitholders; and (4) Defendants breached their duties of good faith, fair dealing and candor to Plaintiffs and the class by intentionally misleading them through false and misleading disclosures.

     On October 4, 1999, Plaintiffs filed with the Court a motion for preliminary injunction seeking to enjoin Defendants from implementing the amended and restated Alliance Holding partnership agreement and the reorganization of Alliance Holding's business. No response to the complaint or the motion has yet been made.

     The Defendants intend to vigorously defend this action. The above description of the complaint and the motion for preliminary injunction is qualified in its entirety by reference, respectively, to the complete complaint, a copy of which is attached to Alliance Holding's Current Report on Form 8-K dated October 1, 1999 (the "Alliance Holding 8-K") as Exhibit 99.1 and is incorporated herein by reference, and the complete motion for preliminary injunction, a copy of which is attached to the Alliance Holding 8-K as Exhibit
99.2 and is incorporated herein by reference.

     Item 9.  Material to be Filed as Exhibits.

     Item 9 of the Schedule 13E-4 is hereby amended and supplemented as follows:

     (g)(1) Complaint filed on September 29, 1999 in the Court of Chancery of the State of Delaware in and for New Castle County in an action titled R.S.M., Inc. et ux v. Alliance Capital Management L.P., et al., C. A. No. 17449 NC (included as Exhibit 99.1 to the Current Report on Form 8-K of Alliance Capital Management L.P. dated October 1, 1999).


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



     (g)(2) Motion for Preliminary Injunction filed on October 4, 1999 in the Court of Chancery of the State of Delaware in and for New Castle County in an action titled R.S.M., Inc. et ux v. Alliance Capital Management L.P., et al., C. A. No. 17449 NC (included as
               Exhibit 99.2 to the Current Report on Form 8-K of Alliance Capital Management L.P. dated October 1, 1999).


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule 13E-4 is true, complete and correct.

                        ALLIANCE CAPITAL MANAGEMENT L.P.

                                   By: ALLIANCE CAPITAL MANAGEMENT CORPORATION, GENERAL PARTNER

                                   By: /s/ David R. Brewer, Jr.
                                       -----------------------------------------
                                       Name:  David R. Brewer, Jr.
                                       Title: Senior Vice President and
                                              General Counsel


Dated: October 7, 1999





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